# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ABEONA THERAPEUTICS INC., CIK 0000318306
CUSIP: 00289Y206
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 6555 CARNEGIE AVE, 4TH FLOOR, CLEVELAND, Ohio (OH), 44103
Date of event which requires filing of this statement: 10/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002089521
Persons authorized to receive notices and communications: James Russell Revocable Trust, 410 South Rampart Boulevard, Suite 350, Las Vegas, Nevada (NV), 89145, 702-360-6000

## Reporting persons
- James Russell Revocable Trust (CIK 0002089521): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,479,963; sole dispositive power 0; shared dispositive power 3,479,963; aggregate amount beneficially owned 3,479,963 (6.1% of the class)
  Comment: The percentage in Row 13 is based on 57,184,017 shares of Common Stock outstanding as of August 10, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 14, 2026 (the "Form 10-Q").
- James Russell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,479,963; sole dispositive power 0; shared dispositive power 3,479,963; aggregate amount beneficially owned 3,479,963 (6.1% of the class)
  Comment: The percentage in Row 13 is based on 57,184,017 shares of Common Stock outstanding as of August 10, 2026 as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: ABEONA THERAPEUTICS INC.
Address of issuer's principal executive offices: 6555 CARNEGIE AVE, 4TH FLOOR, CLEVELAND, Ohio (OH), 44103
Comment: The Reporting Persons previously reported their beneficial ownership of the Shares on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on September 30, 2025 (the "Schedule 13G"). As described in Item 4, the Reporting Persons no longer hold the Shares solely for passive investment purposes, and this Schedule 13D is filed pursuant to Rule 13d-1(e)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by the James Russell Revocable Trust (the "Trust") and James Russell, as trustee of the Trust (the "Trustee" and, together with the Trust, the "Reporting Persons"). The Trustee is the sole trustee and control person of the Trust and exercises voting and dispositive power over the Shares held by the Trust. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1.
Residence or business address: The business address of the Trust and the Trustee is c/o Sklar Williams PLLC, 410 South Rampart Boulevard, Suite 350, Las Vegas, Nevada 89145.
Present principal occupation or employment: The Trust is a revocable trust organized under the laws of Nevada whose principal business is holding investments for the benefit of its beneficiaries. The Trustee's present principal occupation is the Vice President of Performance Steel, Inc., a Nevada corporation with a mailing address of 817 South 7th Street, Las Vegas, Nevada 89101.
Criminal convictions in the last five years: During the last five years, neither the Trust nor the Trustee was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Trust nor the Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Trust is organized under the laws of Nevada. The Trustee is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were acquired with personal funds of the Trust for an aggregate purchase price of approximately $17,776,513.00 (excluding brokerage commissions). An additional 759,088 Shares acquired since the Schedule 13G were acquired for approximately $3,671,466.00. No borrowed funds were used.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the Shares for investment purposes and reported their beneficial ownership on Schedule 13G. Over time, based on their review of the Issuer's public filings, press releases and other public communications, the Reporting Persons became concerned regarding the Issuer's operational execution, the consistency of management's public statements with subsequent operating results, and the Issuer's governance.

Beginning in May 2026, the Reporting Persons communicated their concerns (as a shareholder in an informal manner), to the Issuer's management and board of directors (the "Board"). On October 14, 2026, Mr. Russell met electronically with two members of the Board: Faith L. Charles, Interim Chair of the Board and Chair of the Board's Nominating and Corporate Governance Committee, and Keith A. Goldan, Chair of the Board's Audit Committee. At that meeting, Mr. Russell presented a summary of his concerns, including the Board should consider adding additional independent directors, and expressed his view that a change in the Issuer's executive leadership should be explored. Mr. Russell also requested a written response from the Board. On October 15, 2026, Ms. Charles advised Mr. Russell that each of the concerns discussed have been shared with the full Board and should any action be taken, communications when released by the Issuer should be reviewed versus directly to him.

The Reporting Persons intend to continue to engage with the Board and management regarding the business and affairs of the Issuer, including, without limitation, Board composition and leadership. Depending on the Board's response and other factors, the Reporting Persons may take further actions, which may include proposing or seeking to nominate candidates for election as directors at the Issuer's 2027 annual meeting of stockholders, voting against one or more incumbent directors, communicating with other stockholders of the Issuer, or seeking representation on the Board, directly or through designees.

The Reporting Persons will not vote any Shares acquired on or after October 15, 2026 at any meeting of stockholders of the Issuer.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment on a continuing basis and, depending on various factors, may in the future take such actions with respect to their investment as they deem appropriate, including acquiring additional Shares or disposing of Shares, in each case subject to applicable law, or changing their intention with respect to any of the matters referenced in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 3,479,963 Shares, representing approximately 6.1% of the outstanding Shares, based on 57,184,017 Shares outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 3,479,963 Shares, and no individual voting and dispositive power over any of the Shares. The Trustee may be deemed to exercise such powers on behalf of the Trust.
Transactions in the class effected during the past sixty days: Schedule A sets forth all transactions in the Shares effected by the Reporting Persons during the past 60 days. Each such transaction was an open-market purchase effected through a broker on the Nasdaq Capital Market. Except as set forth on Schedule A, no transactions in the Shares were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the beneficiaries of the Trust is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement filed as Exhibit 99.1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Issuer, including any agreement concerning the nomination or appointment of directors, and the Reporting Persons hold no derivative or hedging positions with respect to securities of the Issuer; provided, however, the Reporting Persons have had, and may continue to have, discussions with other stockholders of the Issuer. No agreement or understanding exists with any such stockholder with respect to the acquisition, holding, voting or disposition of securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement.

## Signatures
- James Russell Revocable Trust: /s/ James Russell, James Russell, Trustee (10/23/2026)
- James Russell: /s/ James Russell, James Russell (10/23/2026)